SCOTT H. GOLDSTEIN MARTIN H. KAPLAN LAWRENCE G. NUSBAUM andrew wels Ryan j. whalen

GUSRAE KAPLAN NUSBAUM PLLC

ATTORNEYS AT LAW

120 WALL STREET-25TH FLOOR

NEW YORK, NEW YORK 10005

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TEL (212)269-1400

FAX (212)809-4147

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81 MAIN STREET-SUITE 215

WHITE PLAINS, NEW YORK 10601

(914)644-8323

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www.gusraekaplan.com

OF COUNSEL ROBERT L. BLESSEY

October 6, 2017

Via EDGAR

Division of Corporate Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Michael Clampitt and Jessica Livingston

Re:     Siebert Financial Corp.

Form PRE14C

Filed September 11, 2017

File No. 000-05703

Dear Ms. Livingston and Mr. Clampitt:

We are writing this letter on behalf of our client and the registrant Siebert Financial Corp. (the “Registrant”), responding to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 28, 2017, to the Registrant, with respect to the Information Statement Pursuant to Section 14(c) filed on Schedule 14C (the “Original Information Statement”) filed by the Registrant with the Commission on September 11, 2017.

In connection herewith, we are filing a Revised Information Statement Pursuant to Section 14(c) filed on Schedule 14C (the “Revised Information Statement”) which revises the Original Information Statement and which reflects the Registrant’s responses to the Staff’s comments set forth in the Comment Letter. Capitalized terms used herein and not defined shall have the meaning given to such terms in the Revised Information Statement.

For convenience of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, and are followed by the corresponding response.

Please revise your information statement to include Item 14 of Schedule 14A disclosures pursuant to Item 1 of Schedule 14C. This new disclosure should include the disclosures required by Item 14(b) and 14(c)(2). In this regard, specifically disclose the material terms of the Asset Purchase Agreement (including the potential for assuming liabilities and cancellation of common stock issued), a discussion of the background of the transaction and how the price was negotiated and determined, what safeguards might have been taken in light of both parties having a common controlling stockholder, a discussion of the fairness opinion pursuant to Item 14(b)(6) of Schedule 14A and Item 1015 of Regulation M-A and financial disclosures pursuant to Item 14 (b)(8),(9) and (11). Additionally include the Fairness Opinion and the Asset Purchase Agreement in the revised filing. See also Instructions 5 and 7(a)(3) to Item 14.

The Registrant has included in the Revised Information Statement (i) disclosure about the Asset Purchase Agreement (including the potential for assuming liabilities and cancellation of common stock issued), (ii) a discussion of the background of the transaction and how the price was negotiated and determined, (iii) what safeguards might have been taken in light of both parties having a common controlling stockholder, (iv) a discussion of the fairness opinion pursuant to Item 14(b)(6) of Schedule 14A and Item 1015 of Regulation M-A, (v) financial disclosures pursuant to Item 14 (b)(11) and (vi) the certain of the disclosure required by Item 14(c)(2).

The Registrant believes that certain information required by Item 14(c)(2) of Schedule 14A (the information required by Part C of Form S-4), is not material and/or applicable and is not included in the Revised Information Statement. The Registrant determined that because the Target Business did not meet the eligibility requirements of Form S-3, principally because neither the Target Business nor StockCross is or has ever been a public company, the information required by Item 14(c)(2) of Schedule 14A is set forth in Item 17(b) of Form S-4 (“Item 17(b)”). Based upon a review of Item 17(b), the Registrant determined that the information required by Item 17(b)(2), (3), (4), (9) and (10) is not material and/or applicable to the Target Business and has not included such information in the Revised Information Statement.

The Registrant has included a copy of the Asset Purchase Agreement in the Revised Information Statement as Annex A.

The Registrant determined that the financial disclosures pursuant to Item 14(b)(8) and (9) of Schedule 14A are not required due to Target Business likely qualifying as a smaller reporting company, in accordance with Item 301(b) of Regulation S-K. Additionally, as previously discussed with the Staff, the Registrant has determined that in accordance with Schedule 14C and Item 1015 of Regulation M-A, the Registrant is not required to include a copy of the Fairness Opinion and Valuation Report in the Revised Information Statement. The Registrant furnished a statement in the Revised Information Statement to the effect that the Registrant will make the Fairness Opinion and Valuation Report available for inspection and copying in accordance with Item 1015(c) of Regulation M-A.

If the Staff has any questions or comments please contact me or in my absence Martin H. Kaplan directly at 212-269-1400.

Very truly yours, /s/ Bryan S. Dixon

cc: Andrew Reich, Executive Vice President